Exhibit (a)(5)(E)

News Release

Media Contacts:

Cristal Downing

Phone: (908) 616-8833

Courtney Dugan

Phone: (347) 452-1061

Investor Contacts:

Chris DelOrefice

Phone: (732) 524-2955

Jennifer McIntyre

Phone: (732) 524-3922

Johnson & Johnson Completes Acquisition of

Momenta Pharmaceuticals, Inc.

Acquisition broadens Janssen’s leadership in autoimmune diseases and provides a major catalyst for sustained growth

NEW BRUNSWICK, N.J., October 1, 2020 — Johnson & Johnson (NYSE: JNJ) today announced it has successfully completed its acquisition of Momenta Pharmaceuticals, Inc. (“Momenta”), a company that discovers and develops novel therapies for immune-mediated diseases, in an all cash transaction for approximately $6.5 billion.

“We’re delighted to welcome Momenta’s talented team to the Janssen Pharmaceutical Companies of Johnson & Johnson and to begin our work together to further advance patient care in autoantibody-driven diseases,” said Jennifer Taubert, Executive Vice President, Worldwide Chairman, Pharmaceuticals, Johnson & Johnson. “We anticipate multiple launches, many of which would be first-in-class indications in rare diseases and areas of significant unmet need.”

Johnson & Johnson’s tender offer for all outstanding shares of Momenta for $52.50 per share expired at 12:00 a.m. (midnight), New York City time, at the end of the day on September 30, 2020. American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the tender offer, has advised Johnson & Johnson that approximately 100,595,118 shares of Momenta’s common stock were validly tendered and not validly withdrawn in the tender offer, representing approximately 79.4% of the outstanding shares of Momenta’s common stock on a fully diluted basis. All of the conditions to the tender offer have been satisfied, and on October 1, 2020, Vigor Sub, Inc. (“Vigor”), a wholly-owned subsidiary of Johnson & Johnson, accepted for payment, and will as promptly as practicable pay for, all shares validly tendered and not properly withdrawn in the tender offer.

The acquisition was completed on October 1, 2020 through a merger of Vigor with and into Momenta in accordance with Section 251(h) of the General Corporation Law of the State of Delaware without a vote of Momenta’s stockholders. Momenta now operates as a wholly-owned subsidiary of Johnson & Johnson. In connection with the merger, shares of Momenta that were not tendered in the tender offer were acquired by Johnson & Johnson and converted into the right to receive $52.50 per share. As a result of the completion of the merger, Momenta’s common stock will be delisted from the NASDAQ Global Select Market.

“The Momenta team has made excellent progress in developing its medicines for rare diseases, and we look forward to combining our expertise and resources with theirs to increase that scope,” said Mathai Mammen, M.D., Ph.D., Global Head of Janssen Research & Development, Johnson & Johnson. “Our immunology pathways strategy creates an opportunity to create a ‘pipeline in a pathway,’ with multiple potential indications across autoimmune diseases with substantial unmet medical need in maternal-fetal disorders, neuroimmune disorders, rheumatology, dermatology and autoimmune hematology.”

About Johnson & Johnson

At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 130 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest and most broadly-based health care company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity. Learn more at www.jnj.com. Follow us at @JNJNews.

About the Janssen Pharmaceutical Companies of Johnson & Johnson

At Janssen, we’re creating a future where disease is a thing of the past. We’re the Pharmaceutical Companies of Johnson & Johnson, working tirelessly to make that future a reality for patients everywhere by fighting sickness with science, improving access with ingenuity and healing hopelessness with heart. We focus on areas of medicine where we can make the biggest difference: Cardiovascular & Metabolism, Immunology, Infectious Diseases & Vaccines, Neuroscience, Oncology and Pulmonary Hypertension.

Learn more at www.janssen.com. Follow us at https://twitter.com/JanssenGlobal or www.twitter.com/JanssenUS. Janssen Research & Development, LLC is one of the Janssen Pharmaceutical Companies of Johnson & Johnson.

#    #    #

Cautions Concerning Forward-Looking Statements

This press release contains “forward-looking statements” regarding the acquisition of Momenta. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson. Risks and uncertainties include, but are not limited to: the potential that the expected benefits and opportunities of the acquisition may not be realized or may take longer to realize than expected; challenges inherent in new product research and development, especially at an early stage of the development program, including uncertainty of clinical success and obtaining regulatory approvals; uncertainty of commercial success for new products; manufacturing difficulties and delays; product efficacy or safety concerns resulting in product recalls or regulatory action; economic conditions, including currency exchange and interest rate fluctuations; the risks associated with global operations, including the impact of global public health crises and pandemics, such as the outbreak of the coronavirus (COVID-19), on Johnson & Johnson or Momenta and their customers and suppliers, including foreign governments in countries in which Johnson & Johnson or Momenta operates; competition, including technological advances, new products and patents attained by competitors; challenges to patents; changes to applicable laws and regulations, including tax laws and global health care reforms; adverse litigation or government action; changes in behavior and spending patterns or financial distress of purchasers of health care products and services; and trends toward health care cost containment. In addition, there will be risks and uncertainties related to the ability of the Johnson & Johnson family of companies to successfully integrate the products and employees/operations and clinical work of Momenta, as well as the ability to ensure continued performance or market growth of Momenta’s products. A further list and descriptions of these risks, uncertainties and other factors can be found in Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019, including in the sections captioned “Cautionary Note Regarding Forward-Looking Statements” and “Item 1A. Risk Factors,” and in the company’s most recently filed Quarterly Report on Form 10-Q, and the company’s subsequent filings with the Securities and Exchange Commission. Copies of these filings are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Johnson & Johnson does not undertake to update any forward-looking statement as a result of new information or future events or developments.